July 23, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:         Mellissa Campbell Duru, Esq., Office of Mergers & Acquisitions

Re:	Dolby Laboratories, Inc.

Schedule TO-I

Filed July 16, 2012

File No. 5-80595

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated July 19, 2012, relating to the Company’s Schedule TO-I filed July 16, 2012.

For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Schedule TO-I

General

1.	The offer specifically excludes from participation, employees who as of the start of the offer, do not reside in an eligible country through the expiration of the offer and restricted stock unit grant date. You also exclude persons who have not received notice of a transfer to an eligible country as of the start of the offer and who are not “in fact working in” one of the eligible countries as of the expiration date of the offer and the restricted stock unit grant date. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude such employees, please supplementally explain in greater detail than outlined in your disclosure, specifically how the exclusion of employees in these jurisdictions is related to a compensatory purpose. Your response should also address any compensatory purpose in excluding persons who have received notice of transfer but who have not yet commenced working in the eligible country at the time of expiration of the offer or who receive notice of transfer after commencement of the offer. Alternatively, please revise to include such employees in the offer.

Securities and Exchange Commission

July 23, 2012

Response:

We respectfully advise the Staff that, with respect to all holders of eligible options excluded from the offer, the Company is relying upon, and believes that it has satisfied all the conditions set forth in, the Securities and Exchange Commission’s 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits an issuer to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934 will not apply to exchange offers that comply with the Exemptive Order.

Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions:

•

the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•

the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.

The Company is eligible to use Form S-8. All options subject to the offer were granted under a Company stock incentive plan, specifically, the Company’s 2005 Stock Plan, as amended (the “2005 Plan”). The 2005 Plan constitutes an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. The restricted stock units granted in connection with the offer will be granted pursuant to the 2005 Plan.

As detailed in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”), the primary compensatory purpose of the offer is to restore the intended retention and incentive value of certain of the Company’s equity awards by ameliorating the loss of such benefits caused by the decline in the Company’s stock price. Eligible options have exercise prices that are significantly higher than the current market price of the Company’s stock. By making the offer, the Company’s intent is to provide eligible option holders with the opportunity to receive restricted stock units which have greater retention value because such restricted stock units are more certain to provide compensatory income than the underwater options they replace, thereby benefiting the Company in its efforts to retain its employees.

The Company operates in many non-U.S. jurisdictions, and as a matter of course tailors its compensation policies and programs based on considerations of a number of factors, including, but not limited to, the tax effects on participants and regulatory concerns. In deciding whether to extend the offer to service providers in non-U.S. jurisdictions, the Company, consistent with its compensation practices generally, considered the tax effects associated with participating in the offer as well as regulatory issues.

Securities and Exchange Commission

July 23, 2012

Pursuant to the terms of the offer, only (A) eligible option holders who work in an eligible country as of the start of the offer and remain an employee or service provider of the Company in an eligible country through the expiration of the offer and the restricted stock unit grant date, or (B) eligible option holders who, as of the start of the offer, have received written notice from the Company that their work location may be transferred and are in fact working in an eligible country as of the expiration of the offer and the restricted stock unit grant date may participate. Employees or service providers working in Australia or Canada as of the end of the offer and the restricted stock unit grant date are not eligible to participate in the offer because the Company has determined that participation in the offer would have an adverse tax treatment in these jurisdictions and because of regulatory issues in Australia. Such adverse tax treatment would prevent the Company from achieving the compensatory purpose of the offer. Because the adverse tax treatment is based on the individual’s work location on the restricted stock grant date, individuals who do not work in an eligible country on the restricted stock unit grant date are excluded from the offer even if they have received a notice of transfer to an eligible country. The Company chose to exclude persons who are not working in an eligible country and have not received a notice of a transfer to an eligible country as of the start of the offer so that such individuals would not be subject to the adverse tax consequences associated with participating in the offer in the excluded jurisdictions and to provide the individuals certainty regarding their eligibility to participate as of the commencement of the offer.

In designing the offer, the Company has determined that the terms and conditions of the offer will not achieve the desired compensatory purposes in the excluded non-U.S. jurisdictions. However, the Company plans to provide an equity award or other compensation outside the offer to the one otherwise eligible participant in Canada. This award would have the same exchange ratios as the restricted stock units granted pursuant to the offer and is intended to provide the same compensatory benefit sought to be provided through the offer, except that the excluded individual would not be required to forfeit any of his outstanding options to receive the award. In Australia, the Company has previously modified its compensation practices to provide the individuals in that jurisdiction the basic benefits provided in the offer. As such, we believe the excluded service providers have been or will be put in at least as good of a position compared to eligible participants that participate in the offer. Consequently, we feel that we have not only met the technical requirements of the Exemptive Order, but have also as captured the spirit of what was intended when it was put into place, namely, to give issuers the flexibility to design and structure their compensatory tender offers and reduce the burdens and costs that issuers would otherwise have to bear if required to seek individual exemptions from the all holders and best price rules.

We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer and (ii) except as otherwise provided by the Exemptive Order, complies with Rule 13e-4 of the Securities Exchange Act of 1934.

Securities and Exchange Commission

July 23, 2012

Exhibit (a)(1)(A)-Offer to Purchase

7. Conditions of the Exchange Offer, page 54

2.	Please refer to the last paragraph of this section. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Response:

We confirm that if an offer condition is triggered and we decide to continue with the offer, the Staff considers this a waiver of the triggered condition (we have the same understanding). We further confirm that if an offer condition is waived, then depending on the materiality of the condition and the days remaining in the offer, we may be required to extend the offer and re-circulate new disclosure to security holders.

3.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

We confirm that if an offer condition is triggered then we will promptly notify holders of eligible options as to how we intend to proceed, unless satisfaction of an offer condition may only be determined upon expiration of the offer.

*            *             *

Please direct your questions or comments regarding our responses to the undersigned at (415) 645-5124. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 645-4124, as well as to Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Securities and Exchange Commission

July 23, 2012

Sincerely,

DOLBY LABORATORIES, INC.

/S/ Andy Sherman
Andy Sherman, Esq.
Executive Vice President, General Counsel and Secretary

cc:	Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation